EFES

[redacted]

06014617

File: 082-04144

June 20, 2006

Re: Rule 12g3-2(b) – Submission by ~~Anadolu Efes~~ Erciyas Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Attention: Division of International Corporate Finance

PROCESSED
JUN 23 2006
THOMSON
FINANCIAL

SUPPL

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the decision of certain shareholders and members of the Board of Directors of our company to sell their shares in Istanbul Stock Exchange Wholesale Market.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

M. Hurşit Zorlu
Group Finance Director
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

SEC MAIL PROCESSING
RECEIVED
JUN 22 2006
WASH. D.C. 190 SECTION

dw 6/23

ANADOLU GRUBU

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.
Bahçelievler Mah. Adnan Kahveci Bulvarı No: 5 P.K. 1 34180 Bahçelievler - İstanbul
Tel: (0 216) 586 80 00 Faks: (0 216) 306 25 17

EFES BEVERAGE GROUP / ANADOLU EFES
JUNE 20TH, 2006

In their announcement sent to our Company on June 16th,2006, the below named members of our Company's Board of Directors and the below named shareholders of our Company indicated that they will sell the shares of our Company that they own, to our shareholder Yazıcılar Holding A.Ş. at the Istanbul Stock Exchange Wholesale Market at the price calculated as per the related regulation. Information on our shares to be sold are given below:

Name of the Member of the Board of Directors	Amount of Shares to be sold	Share Price (YTL)	Total Value (YTL)
Gülten Yazıcı (BOD member)	200.000	40,50	8.100.000
Hülya Elmalıoğlu (BOD member)	200.000	40,50	8.100.000
Fazilet Yazıcı	200.000	40,50	8.100.000
Nilgün Yazıcı	200.000	40,50	8.100.000
Gülşen Bilgiç	200.000	40,50	8.100.000

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)

tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)

tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr